EXHIBIT 4.11

AGREEMENT

UPM-Kymmene Oyj (“the Company”) and the Chief Executive Officer Juha Niemelä (“Niemelä”) have today entered into the following agreement regarding the termination of the Managing Director’s Agreement:

1. Parties to the agreement

(a)	UPM-Kymmene Oyj and

(b)	CEO Juha Niemelä.

2. Managing Director’s Agreement

The parties acknowledge that the Company and Niemelä have entered into the Managing Director’s Agreement dated 12 February 2002 (“the Agreement”) and the attached agreement concerning pension benefits dated 15 May 2002.

3. Termination of the Agreement

The Company and Niemelä hereby agree that the Agreement between the parties expires on 29 January 2004. After this date Niemelä and the Company’s Chairman of the Board shall separately agree upon possible functions and measures related to the period of Niemelä’s directorship.

The Parties acknowledge that Niemelä will resign on 29 January 2004 from the Board of Directors in UPM-Kymmene and in other companies within UPM-Kymmene group’s sphere of interest.

4. Notice period salary

The Company shall compensate to Niemelä’s his notice period salary under the Agreement by monthly payments from 1 February 2004 until 31 July 2004 corresponding to Niemelä’s salary on the date of signature of this agreement.

The pay during the notice period and the fringe benefits contribute towards Niemelä’s TEL-pension.

5. Severance pay

The Company undertakes to make, as a separate severance pay, a monthly payment to Niemelä from 1 August 2004 until and until 31 August 2006 the amount of which equals to Niemelä’s salary and taxable value of his fringe benefits he has given up on the date of signature of this agreement. The severance pay made to Niemelä after 1 August 2004 does not contribute towards his TEL-pension.

6. Fringe benefits

Niemelä shall be until 31 July 2004 entitled to all such fringe benefits to which he has been entitled at the time of signature of this agreement.

Niemelä shall have the right to lease the apartment in his use in Valkeakoski with a lease agreement in force until further notice and for a rent corresponding to the taxable value of the fringe benefit. Likewise, Niemelä shall have the right to lease the apartment in his use in Helsinki for a reasonable market rent and with a lease agreement in force until further notice. The aforementioned tenancy agreements will enter into force after the date when Niemelä’s right to the use of the apartments as fringe benefits expires. The Company is entitled to terminate the lease agreements to expire at the earliest on 31 December 2005. Otherwise the lease agreements shall be entered into according to customary terms and conditions.

7. The Bonus of Year 2003

Niemelä shall not be entitled to the bonus of year 2003.

8. The Options of Year 2002

Niemelä shall hand over to the Company without remuneration those option rights, which he has received based on the option plans approved by the Company’s Annual General Meeting held on 19 March 2002.

9. Annual Holiday

Niemelä undertakes to take all annual holidays accrued by 31 July 2004 before 31 July 2004.

10. Pension

Niemelä is entitled to the annual pension at the age of 60, as specified in the Agreement and the attached agreement relating to the pension benefits, amounting to 60 per cent of his pension salary. The pension salary shall be calculated on the basis of Niemelä’s average yearly salary as of the commencement of Niemelä’s assignment as the managing director in 1996. For the avoidance of doubt, it is acknowledged that in calculating the 60 per cent pension as guaranteed by the Company, any supplementary pension, which is based on Niemelä’s own contributions and to which Niemelä is entitled over and above the aforementioned pension as guaranteed by the Company, shall not be included in the calculation.

The Company undertakes to pay premiums to the group pension insurance taken from Suomi-Yhtio under number 60-19005658 in accordance with the original payment scheme or by means of some other group pension insurance take care of the financing of Niemelä’s aforementioned pension. The company undertakes to ensure that the rights of Niemelä and those of his beneficiaries based on the present group pension insurance shall remain unaffected and unabated notwithstanding any alternative arrangement as regards the group pension insurance.

11. Legal Expenses

In accordance with the conditions specified in clause 12, the Company undertakes to pay on behalf of Niemelä all reasonable legal expenses thus far accrued and those legal expenses that will accrue in the future from the pending anti-trust investigations and litigation in the USA arising out such investigations. The legal expenses are to be invoiced on a monthly basis.

12. Cooperation

Niemelä undertakes to continue to cooperate in all reasonable manners with the Company, with experts entrusted by Company and the competition authorities designated by the Company regarding any possible anti-trust investigations and proceedings conducted by authorities (“the Proceedings”). Cooperation under this clause shall have the following meaning:

i)	Niemelä undertakes to communicate to the Company, the Company’s entrusted experts and the competition authorities designated by them all information in his knowledge relating to the Proceedings in a truthful and complete manner;

ii)	Niemelä undertakes to hand over to the Company all materials in his possession or controlled by him relating to the Proceedings; and

iii)	Niemelä undertakes to be available in Finland for the Company, the Company’s entrusted experts and the competition authorities designated by the Company as regards issues relating to the Proceedings.

The Company shall be responsible for all expenses incurred by Niemelä resulting from the cooperation as specified in this clause.

A breach or failure to observe the aforementioned cooperation, obligation shall result exclusively in the Company’s right to terminate the payment of Niemelä’s future litigation costs as specified under Clause 11 and future severance pay as specified under section 5, subject to the following conditions;

a)	The Company shall inform Niemelä in advance in writing that it shall not be responsible for Niemelä’s future litigation costs and for the other aforesaid payments relating to the Proceedings due to Niemelä’s breach or failure to observe the cooperation obligation;

b)	Niemelä has not within fourteen (14) days from the receipt of the above notice rectified the breach or the failure to observe cooperation obligation; and

c)	The Chairman of the Finnish Bar Association or an umpire appointed by him shall give his interim protective decision on the matter, which states that Niemelä has failed to observe the cooperation requirements specified, under this clause. The umpire shall give his decision within one (1) month from the date on which the Company has presented a request for the decision.

For the avoidance of doubt, the Company shall be relieved from its obligation to pay the litigation and the other aforesaid payments relating to Niemelä’s Proceedings only (i) to the extent that these relate to such litigation costs and payments which have arisen after Niemelä has verifiably received the notification referred to under section (a) above, and (ii) only insofar the arbitrators appointed in accordance with this agreement do not decide otherwise.

13. Confidentiality and non-competition

The parties agree that the confidentiality obligation as agreed in clause 13 of the Agreement shall remain effective after the termination of the Agreement.

The non-competition undertaking set forth under Section 13 of the Agreement shall remain in force in accordance with the Agreement as long as Niemelä receives the severance pay under Section 5.

14. Publication

The parties agree that the publication of the termination of Niemelä’s Agreement, and the manner and content of such publication, shall be separately agreed, by the parties beforehand, taking into account the Securities Markets Act and the requirements imposed by the rules of Helsinki Exchange.

15. Other requirements

In the event of Niemelä’s death, the rights under this agreement shall be transferred to his beneficiaries.

The Parties agree that they have, as between themselves, no requirements or obligations in respect of Niemelä’s managing director’s assignment other than those specified in this agreement.

16. Applicable Law and Dispute resolution

Finnish law is applied to this Agreement.

This Agreement has been executed in both the Finnish and English language. In case of discrepancy between the two versions, the Finnish version shall prevail.

Disputes as to the validity and interpretation of this agreement, which have not been settled during negotiations between the Parties, shall be resolved according to the Act on Arbitration by three (3) arbitrators. The arbitration shall be conducted in Helsinki.

17. Entry into force

This agreement enters into force immediately upon the signature of the Parties and the approval of the Board of Director’s of the Company.

This agreement has been executed in two (2) original copies, one (1) for the Company and one (1) for Niemelä.

In Helsinki, 29 January 2004

UPM KYMMENE OYJ

/s/ VESA VAINIO	/s/ JUHA NIEMELÄ
Juha Niemelä